January 16, 2020

Daniel G. Stokely
Chief Financial Officer, Treasurer and Secretary
Ampio Pharmaceuticals, Inc.
373 Inverness Parkway, Suite 200
Englewood, Colorado 80112

       Re: Ampio Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 001-35182

Dear Mr. Stokely:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences